111 CONGRESS AVENUE SUITE 820 AUSTIN, TEXAS 78701 TEL 512 • 583 • 5900 FAX 512 • 583 • 5940

CHET A FENIMORE DIRECT DIAL: 512 • 583 • 5901 EMAIL:cfenimore@fkhpartners.com

April 2, 2013

Via Federal Express

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	TriState Capital Holdings, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted March 19, 2013
CIK No. 0001380846

Dear Mr. Schiffman:

On behalf of TriState Capital Holdings, Inc. (the “Company”), enclosed please find a copy of the Company’s Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (“Commission”) on the date hereof, marked to show changes from the draft of the Registration Statement submitted to the Commission on a confidential basis on March 19, 2013.

The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (“Staff”) set forth in the Staff’s letter of April 1, 2013 (“Comment Letter”). The Registration Statement also includes other changes that are intended to update and clarify certain information.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold, italicized print. The responses of the Company follow each reproduced comment. All references to captions (other than those in the Staff’s comments) correspond to the captions in the Registration Statement.

Securities and Exchange Commission

April 2, 2013

Prospectus Summary

Our Competitive Strengths

Efficient and Scalable Operating Model, page 6

1. We note your response to comment 3 of our letter dated February 26, 2013. The key attributes that you have included do not adequately describe the actual structure and operations of your branchless banking model. Please revise the summary to include the relevant information disclosed in “Branching and Interstate Banking” on page 137 and the information provided in the last sentence of your response to comment 3.

In response to the Staff’s comment, the Company has revised its disclosures under the headings “Prospectus Summary—Overview—Our Competitive Strengths—Efficient and Scalable Operating Model” and “Business—Our Competitive Strengths—Efficient and Scalable Operating Model” to further describe the activities conducted at its headquarters and at its representative offices.

The Offering, page 8

2. We note that you have added disclosure on page 9 stating that the prospectus generally assumes that no director, officer or principal shareholder is purchasing any shares of your common stock in the offering, including through the directed share program. Please confirm that, to the extent you become aware of any plans by any such persons to do otherwise, you will revise your disclosure in a pre-effective amendment to the registration statement.

The Company confirms that, to the extent it becomes aware of any plans by its directors, officers or principal shareholders to purchase shares of its common stock in the offering, including through the directed share program, it will revise the above-referenced disclosure in a pre-effective amendment to the Registration Statement to address the proposed purchase of shares by such persons.

Summary Compensation Table, page 110

3. We note that Mr. Getz’s total compensation has increased by more than $1.6 million since 2010. We also note your disclosure that his base salary will be reduced to $945,000 in 2013. Please revise to provide more information regarding the basis for the large increase in compensation followed by the planned reduction. We are aware that your status as an emerging growth company allows you to include reduced disclosure in response to Item 402 of Regulation S-K.

Securities and Exchange Commission

April 2, 2013

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Executive Compensation—Summary Compensation Table” to provide more information regarding the basis for modifications to Mr. Getz’s compensation.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Chet A. Fenimore

Chet A. Fenimore

Enclosure

CC:    James F. Getz (TriState Capital Holdings, Inc.)

  Michael P. Reed (DLA Piper)